UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission File Number: 1-11997

SFN GROUP

401(k) Benefit Plan

(Full title of the plan)

SFN GROUP, INC.

(Name of issuer of securities held pursuant to the plan)

2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309

(Address of principal executive offices)

(954) 308-7600

(Registrant’s telephone number, including area code)

SFN GROUP 401(k) BENEFIT PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010:
Statements of Net Assets Available for Benefits	2
Statement of Change in Net Assets Available for Benefits	3
Notes to Financials Statements	4
SIGNATURES	15
EXHIBIT INDEX	16

Note:	Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee and Participants of

SFN Group 401(k) Benefit Plan

Fort Lauderdale, Florida

We have audited the accompanying statements of net assets available for benefits of the SFN Group 401(k) Benefit Plan (the “Plan”)  as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of (1) assets (held at end of year) as of December 31, 2010, and (2) delinquent participant contributions for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These schedules are the responsibility of the Plan's management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants

Miami, Florida

June 24, 2011

SFN GROUP 401(k) BENEFIT PLAN

Statements of Net Assets Available for Benefits
As of December 31,

	2010	2009
ASSETS

Investments, at fair value:
Shares of registered investment companies	$119,816,878	$104,230,778
Shares of stable value fund	7,540,263	7,278,019
SFN Group, Inc. common stock	1,733,153	1,090,268
Self-directed brokerage fund	595,961	561,529
Money market fund	1,782	29

TOTAL INVESTMENTS	129,688,037	113,160,623

Receivables:
Employer contributions	11,886	16,712
Employee contributions	275,063	239,647
Participant loans	1,584,337	1,511,131

TOTAL RECEIVABLES	1,871,286	1,767,490

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	131,559,323	114,928,113
Adjustments from fair value to contract value for fully benefit-responsive
stable value fund	78,515	311,459

NET ASSETS AVAILABLE FOR BENEFITS	$131,637,838	$115,239,572

  The accompanying notes are an integral part of these financial statements.

SFN GROUP 401(k) BENEFIT PLAN

Statement of Changes in Net Assets Available for Benefits

 For the year ended December 31, 2010

ADDITIONS:
INVESTMENT INCOME:
Net appreciation in fair value of investments	$14,444,221
Dividend income	2,836,804
Interest income	88,383
TOTAL INVESTMENT INCOME	17,369,408

CONTRIBUTIONS:
Employee	11,831,986
Employer	39,585
Employee rollovers	439,748
TOTAL CONTRIBUTIONS	12,311,319

TOTAL ADDITIONS	29,680,727

DEDUCTIONS:
Benefits paid to participants	13,201,550
Administrative expenses	80,911
TOTAL DEDUCTIONS	13,282,461

NET INCREASE	16,398,266

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	115,239,572

END OF YEAR	$131,637,838

      The accompanying notes are an integral part of these financial statements.

SFN GROUP 401(k) BENEFIT PLAN

Notes To Financial Statements

As of December 31, 2010 AND 2009, and for the Year Ended December 31, 2010

NOTE 1.  DESCRIPTION OF THE PLAN

General

The following description of the SFN Group 401(k) Benefit Plan (the “Plan” or the “SFN Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan sponsored by SFN Group, Inc. (the “Plan Sponsor” or “SFN” or the “Company”). On February 23, 2010, Spherion Corporation changed its name to SFN Group, Inc.  Therefore, the Plan Administrative Committee amended the Plan to reflect the name change of Spherion Corporation to SFN Group 401(k) Benefit Plan. The Plan Sponsor is also the Plan Administrator. Covered employees are eligible for participation under the Plan after completing 45 days of service. Covered employees are employees actively employed by SFN, excluding employees working in the Tatum business unit, flexible employees and certain other employee classifications, employees whose annual benefit salary for the 2010 plan year exceeded $135,000 and certain other employees defined by SFN as highly compensated employees.

Effective January 1, 2009, the Company restated the Plan to bring it into compliance with current laws and regulations, including the Pension Protection Act of 2006. This restatement was required by the Economic Growth and Tax Relief Reconciliation Act of 2001 and did not have a material impact on the operation or status of the Plan.

Contributions

Non-highly compensated employees can contribute, on a pre-tax basis, an amount equal to but not less than 1% nor more than 50% of the employee’s eligible 401(k) compensation or a maximum of $16,500 for 2010. Highly compensated employees with annual benefit salary compensation between $110,000 and $135,000 can contribute, on a pre-tax basis, an amount equal to but not less than 1% nor more than 4% of the employee’s eligible 401(k) compensation.  Employees who will have attained age 50 during the plan year may make additional pre-tax “catch up” contributions of up to $5,500 for 2010. All participant contributions and the employer contributions are 100% participant directed. Employees’ contributions and actual earnings thereon are fully vested and nonforfeitable at the time of contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. These contributions are reflected as employee rollovers in the statement of changes in net assets available for benefits.

The Plan Administrative Committee signed a consent resolution on February 25, 2009, to suspend employer matching contributions under the Plan effective April 1, 2009. Prior to April 1, 2009, the employer matching contribution to all eligible participants was 25% of the first 2% of the employee’s pre-tax contribution and 50% of the employee’s pre-tax contribution that exceeds 2% but does not exceed 4% of the participant’s compensation. Contributions designated as catch-up contributions were not eligible for matching contributions.  The total employer contribution did not exceed 1.5% of a participant’s compensation. The participant was credited with the matching contribution by the end of the first quarter following the end of the plan year in which the participant contributed to the Plan, provided such eligible participant was employed by the Company on the last day of the plan year.  SFN may, but is not required to, make a profit sharing contribution to the Plan with respect to each plan year. During 2010, there was no profit sharing contribution.

SFN GROUP 401(k) BENEFIT PLAN

Notes To Financial Statements – (continued)

As of December 31, 2010 AND 2009, and for the Year Ended December 31, 2010

NOTE 1.  DESCRIPTION OF THE PLAN (CONTINUED)

Contributions (continued)

The Plan requires the automatic enrollment of employees who are eligible to participate in the Plan but are not eligible to receive Company matching contributions.  After 90 days of employment, employees are automatically enrolled at a contribution rate of 3%.  Contributions are invested in the Plan’s default investment fund and can be immediately invested in the other funds available to Plan participants.

Employees can elect to contribute a different rate or to decline participation in the Plan during the 90-day period preceding their auto-enrollment date, or anytime thereafter.

Investments

The Plan’s investment options currently include SFN’s common stock, a self-directed brokerage account, one stable value fund and twenty-one mutual funds (registered investment company funds).

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, SFN’s matching and profit sharing contributions, if any, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Employer matching contributions vest in five equal annual installments beginning on the first anniversary of the employee’s date of hire and become 100% vested after completion of five years of service. Profit sharing contributions vest in five equal annual installments beginning on the second anniversary of the employee’s date of hire and become 100% vested upon completion of six years of service. All employer contributions are fully vested upon retirement at age 65 or permanent disability or death while employed.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest which is set at the Prime interest rate plus 1% at the time of issuance and are collectible over a period not to exceed 5 years, except for loans that are designated for a participant’s principal residency, which are collectible over a period not to exceed 15 years. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Plan participants that leave SFN as a result of termination, retirement, or permanent disability may elect to receive their entire vested account in a lump sum or a rollover into another qualified plan, or if the balance exceeds $1,000, the participant may retain their vested balance in the Plan. Contributions will remain in the Plan and continue to earn income based on the investment fund of the participant’s choice until their entitlement is withdrawn or rolled over into another qualified plan.

SFN GROUP 401(k) BENEFIT PLAN

Notes To Financial Statements – (continued)

As of December 31, 2010 AND 2009, and for the Year Ended December 31, 2010

NOTE 1.  DESCRIPTION OF THE PLAN (CONTINUED)

Forfeited Accounts

As of December 31, 2010 and 2009, forfeited nonvested amounts totaled $36,974 and $0, respectively. Forfeitures are retained in the Plan in the stable value fund and may be used to offset future employer contributions or Plan expenses.

Plan Termination

SFN has the right to terminate the Plan subject to the provisions set forth in the Plan and under the Employee Retirement Income Security Act of 1974 (“ERISA”). SFN has not expressed any intent to terminate the Plan; however, in the event that the Plan should be terminated, participants would become 100% vested in their accounts and all Plan assets would be allocated to the participants as described in the Plan document. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities including common stock, mutual funds, and a stable value fund. Investment securities, in general, are exposed to various risks such as interest rate risk, credit risk, overall market volatility and specific risks associated with the securities held by the various investment fund choices within the Plan. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

SFN GROUP 401(k) BENEFIT PLAN

Notes To Financial Statements – (continued)

As of December 31, 2010 AND 2009, and for the Year Ended December 31, 2010

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock, shares in the self-directed brokerage account and shares in registered investment companies are valued based on publicly quoted market prices. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable value fund is the net asset value of its underlying investments, and contract value is principal plus accrued interest.

In accordance with GAAP, the stable value fund is included at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Plan participants can invest up to 50% of their total vested balance in stocks and bonds outside of the core investment offerings (the self-directed brokerage account). Any transaction costs to purchase or sell shares under this investment option are paid from the participant’s vested account balance.

Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Certain management fees and operating expenses charged to the Plan for investments in registered investment companies and the stable value fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Participant Loans Receivable

Participant loans receivable are measured at their unpaid principal balance plus any accrued but uncollected interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid. Amounts associated with accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial as of December 31, 2010 and 2009.

Administrative Expenses

Administrative expenses, including all legal and accounting expenses of the Plan, are paid directly by the Plan Sponsor when forfeitures are not used to offset these expenses while participants pay for transaction processing fees for loans and distributions.  In 2010, the Plan used $45,899 from the forfeiture fund to pay administrative expenses.

SFN GROUP 401(k) BENEFIT PLAN

Notes To Financial Statements – (continued)

As of December 31, 2010 AND 2009, and for the Year Ended December 31, 2010

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, Fair Value Measurements and Disclosures, which amends Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. The Plan prospectively adopted the new guidance in 2010 and it did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements. (See Note 3 “Fair Value of Financial Instruments” for further discussion).

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements. (See Note 3 “Fair Value of Financial Instruments” for further discussion.)

NOTE 3.  FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, securities not traded on an active market but for which observable market inputs are readily available; and Level 3, securities valued based on significant unobservable inputs.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period. Following is a description of the methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Registered Investment Companies, Self-Directed Brokerage Account and SFN Group, Inc. Common Stock

Shares of registered investment companies and SFN Group, Inc. common stock are valued based on publicly quoted market prices. Securities held in the brokerage account are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These investments are classified within Level 1 of the valuation hierarchy.

Stable Value Fund

These investments are investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and is classified within Level 2 of the valuation hierarchy.

SFN GROUP 401(k) BENEFIT PLAN

Notes To Financial Statements – (continued)

As of December 31, 2010 AND 2009, and for the Year Ended December 31, 2010

NOTE 3.  FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010 and 2009.

		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Total as of	Assets	Inputs	Inputs
Fund	December 31, 2010	Level 1	Level 2	Level 3
SFN Group, Inc. common stock	$1,733,153	$1,733,153	$-	$-
Shares of registered investment companies:
US equity funds	13,557,059	13,557,059	-	-
International equity funds	3,543,263	3,543,263	-	-
Asset allocation funds	98,034,805	98,034,805	-	-
Bond funds	4,681,751	4,681,751	-	-
Total shares of registered investment companies	119,816,878	119,816,878	-	-
Shares of stable value fund:
Fixed income fund	7,540,263	-	7,540,263	-

Self-directed brokerage fund: (1)
Common stocks	398,008	398,008	-	-
Registered investment companies	104,747	104,747	-	-
Cash equivalents	93,206	93,206	-	-
Total self-directed brokerage fund	595,961	595,961	-	-

Money market fund	1,782	1,782	-	-
Total investments	$129,688,037	$122,147,774	$7,540,263	$-

(1) The self-directed brokerage fund is invested in a variety of categories of common stocks, registered investment companies, and other investments as directed by participants.  For the year ended December 31, 2010, the self-directed brokerage account was transferred from Level 2 to Level 1, based on the determination that all of the fund's units are quoted in an active market.

SFN GROUP 401(k) BENEFIT PLAN

Notes To Financial Statements – (continued)

As of December 31, 2010 AND 2009, and for the Year Ended December 31, 2010

NOTE 3.  FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Total as of	Assets	Inputs	Inputs
Fund	December 31, 2009	Level 1	Level 2	Level 3
SFN Group, Inc. common stock	$1,090,268	$1,090,268	$-	$-

Shares of registered investment companies:
US equity funds	10,424,157	10,424,157	-	-
International equity funds	2,893,817	2,893,817	-	-
Asset allocation funds	87,276,453	87,276,453	-	-
Bond funds	3,636,351	3,636,351	-	-
Total shares of registered investment companies	104,230,778	104,230,778	-	-
Shares of stable value fund:
Fixed income fund	7,278,019	-	7,278,019	-

Self-directed brokerage fund: (1)
Common stocks	300,686	-	300,686	-
Registered investment companies	143,669	-	143,669	-
Cash equivalents	117,174	-	117,174	-
Total self-directed brokerage fund	561,529	-	561,529	-

Money market fund	29	29	-	-
Total investments	$113,160,623	$105,321,075	$7,839,548	$-

(1) The self-directed brokerage fund is invested in a variety of categories of common stocks, registered investment companies, and other investments as directed by participants.

The valuation methods as described in Notes 2, 3, and 5 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SFN GROUP 401(k) BENEFIT PLAN

Notes To Financial Statements – (continued)

As of December 31, 2010 AND 2009, and for the Year Ended December 31, 2010

NOTE 4.  INVESTMENTS

The following presents investments that make up 5% or more of the Plan’s net assets as of December 31, 2010 and 2009:

	2010	2009
JPMorgan SmartRetirement 2010*
(426,114 shares and 463,898 shares, respectively) (1)	$-	$6,438,909
JPMorgan SmartRetirement 2015*
(643,424 shares and 635,908 shares, respectively)	9,709,267	8,667,427
JPMorgan SmartRetirement 2020*
(735,929 shares and 751,308 shares, respectively)	11,112,533	10,120,115
JPMorgan SmartRetirement 2025*
(1,086,946 shares and 1,136,600 shares, respectively)	15,575,941	14,480,289
JPMorgan SmartRetirement 2030*
(1,129,119 shares and 1,145,003 shares, respectively)	16,925,495	15,033,887
JPMorgan SmartRetirement 2035*
(1,304,920 shares and 1,338,320 shares, respectively)	18,516,821	16,677,834
JPMorgan SmartRetirement 2040*
(634,087 shares and 615,744 shares, respectively)	9,466,914	8,016,983
JPMorgan Stable Asset Income Fund*
(19,293 shares and 19,596 shares, respectively)	7,540,263	7,278,019

*Party-in-interest (See Note 9)
(1) These shares are less than 5% of total Plan investments for 2010.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year ended December 31, 2010) appreciated (depreciated)  in value as follows:

		2010
Shares of registered investment companies*	$
US equity funds		1,950,102
International equity funds		401,866
Bond funds		209,531
Asset allocation funds		10,891,481
Total shares of registered investment companies		13,452,980
Shares of stable value fund*		124,562
Self-directed brokerage fund		55,982
SFN Group, Inc. common stock*		810,697
Net appreciation in fair value of investments		$14,444,221

*Party-in-interest (only certain registered investment companies are parties in interest to the Plan) (See Note 9)

SFN GROUP 401(k) BENEFIT PLAN

Notes To Financial Statements – (continued)

As of December 31, 2010 AND 2009, and for the Year Ended December 31, 2010

NOTE 5.  STABLE VALUE FUND

The JPMorgan Stable Asset Income Fund (the “Fund”) is a Commingled Pension Trust Fund sponsored by  JPMorgan Chase Bank, N.A. (“JPMorgan”).  The Fund invests in other commingled trust funds (the “Underlying Funds”) established, operated and maintained by JPMorgan. The Underlying Funds include the Intermediate Bond Fund and Liquidity Fund which invests primarily in corporate public debt and money market investments, respectively.  Investments in the Underlying Funds are valued at the net asset value per unit as reported by the respective fund at each valuation date.  All investment contracts purchased for the stable value fund will be fully benefit responsive.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund less any participant-directed withdrawals plus accrued interest.  The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•       A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•       Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•       Any transfer of assets from the Fund directly into a competing investment option

•       Complete or partial termination of the Plan or its merger with another plan

Circumstances That Affect the Fund — In addition to investing in assets, including  bond funds and money market investments, the Fund also enters into “wrapper” contracts with  third parties. A wrap contract is an agreement with another party, such as a bank or insurance company,  to make payments to the Fund in certain circumstances associated with the timing of participant benefit payments. The obligation of the wrap contract issuer to the Fund to make payments typically does not arise until all of the underlying investments have been liquidated.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•       Certain breaches by the Fund of its obligations, representations, or warranties under the terms of an investment contract

•       Contract performance that constitutes a prohibited transaction under ERISA or other applicable laws

•       The underlying security suffers a credit event

•       In the event certain investment guidelines are materially breached and not cured

SFN GROUP 401(k) BENEFIT PLAN

Notes To Financial Statements – (continued)

As of December 31, 2010 AND 2009, and for the Year Ended December 31, 2010

NOTE 5.  STABLE VALUE FUND (continued)

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

NOTE 6.  PLAN ADMINISTRATIVE COMMITTEE AND TRUSTEE

The Plan provides for selection of a Plan Administrative Committee, a Plan Administrator, and a Trustee by the Board of Directors of SFN. The Plan Administrative Committee is responsible for the general administration of the Plan, the interpretation of its provisions, and the reporting and disclosure requirements under ERISA.

NOTE 7.  FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on April 26, 2011, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

In September 2010, the Department of Labor ("DOL") conducted a periodic investigation of the Plan to determine whether the Plan was conforming with the provisions of Title I of the ERISA and any regulations or orders thereunder.  In their opinion, the DOL determined that the Company was required to take a corrective action with respect to delinquent employee contributions from various payrolls for the period of 2007 through September 2008.  Specifically, the Company was required to remit lost earnings to the Plan in the amount of $11,886 and file Form 5330 with the IRS.  The Form 5330 was filed, and excise taxes in the amount of $8,643 were remitted to the IRS in April 2011.  The DOL issued a letter dated May 27, 2011, stating that based upon the Company’s corrective actions, the DOL will take no further action.

NOTE 8.  Voluntary compliance resolutioN

The Todays Staffing, Inc. 401(k) Savings Plan (“Todays Plan”) was merged into the Plan effective October 1, 2008.  In 2010, the Company filed a Voluntary Compliance Resolution with the IRS for the Todays Plan, which was not amended timely for certain changes in the law occurring prior to 2003.

SFN GROUP 401(k) BENEFIT PLAN

Notes To Financial Statements – (continued)

As of December 31, 2010 AND 2009, and for the Year Ended December 31, 2010

NOTE 9.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by JPMorgan. JPMorgan is the trustee of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The Plan Sponsor pays all legal and accounting fees of the Plan when forfeitures are not used to offset these expenses.

At December 31, 2010 and 2009, the Plan held 178,677 and 193,998 shares, respectively, of common stock of SFN Group, Inc., the sponsoring employer, with a cost basis of $1,828,914 and $1,949,057, respectively.

In addition, the Plan issues loans to participants that are secured by the balances in the participants’ accounts.  These transactions qualify as exempt party-in-interest transactions.

Note 10.  Reconciliation of financial statements to form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009, and for the year ended December 31, 2010, to Form 5500:

	2010	2009
Net assets available for benefits
per the financial statements	$131,637,838	$115,239,572
Adjustment for fair value of fully
benefit-responsive investment contracts	(78,515)	(311,459)
Deemed distributions of participant loans	(13,661)	(24,342)
Net assets available for benefits per Form 5500	$131,545,662	$114,903,771

2010
Increase in net assets per the financial statements	$16,398,266
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts - December 31, 2010	(78,515)
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts - December 31, 2009	311,459
Adjustment for deemed distributions included in Form 5500 - December 31, 2010	(13,661)
Adjustment for deemed distributions included in Form 5500 - December 31, 2009	24,342
Net income per Form 5500	$16,641,891

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SFN Group
401(k) Benefit Plan

DATE—June 24, 2011	By:	/s/ Mark W. Smith
Mark W. Smith Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Name
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
99.1	Form 5500, Schedule H, Line 4(i)—Supplemental Schedule of Assets (Held at End of Year)
99.2	Form 5500, Schedule H, Part IV, Question 4a—Schedule of Delinquent Participant Contributions